FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2021, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 3 to 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 11 to 12 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 18, 2022 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 8, 2023, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.0735 U.S. dollar (0.9315 EUR per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2022

The following information is derived from Rentenbank’s press release of January 31, 2023, announcing certain preliminary results for 2022. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s fiscal year ended December 31, 2022. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank expects its final, audited annual financial statements for 2022 to be announced at a press conference and published in April 2023.

According to preliminary figures, 2022 was a very successful year for the promotional lending business of Landwirtschaftliche Rentenbank. The volume of new promotional loans rose substantially. The increase in demand was especially strong in the Rural Development and Renewable Energy lines. The main driver in the Rural Development line was the strong demand for Rentenbank’s global loans by the development banks of the German states, while in the Renewable Energy line it was the strong demand for wind power financing. In total, the volume of new, low-interest special promotional loans granted rose to EUR 6.9 billion in 2022 (as compared to EUR 5.6 billion in 2021). To fund its promotional lending business, Rentenbank raised about EUR 11.8 billion in 2022 (as compared to EUR 10.7 billion in 2021) in medium- and long-term funds in the capital market. The capital ratios were nearly unchanged from the previous year.

Considerable gains in the Rural Development and Renewable Energy lines

In 2022, the Rural Development line accounted for the largest share of new special promotional loans, the volume of such new loans rising by 71.1% to EUR 2.1 billion in 2022 (as compared to EUR 1.2 billion in 2021). The main reason for this development was the considerable increase in demand for Rentenbank’s global loans by the German states’ development banks. They use the loans particularly to finance infrastructure projects in rural areas. There was also a substantial increase in the volume of new promotional loans granted in the Renewable Energy line again, which rose by 47.6% to EUR 1.6 billion in 2022 (as compared to EUR 1.1 billion in 2021), particularly as a result of strong demand for wind power financing. In the Agriculture line, on the other hand, the volume of new promotional loans fell to EUR 2.0 billion in 2022 (as compared to EUR 2.5 billion in 2021).

To further incentivize the agricultural sector to invest in climate and environmental protection measures, Rentenbank has been offering loans under its “Areas of Future Development” programme since November 2022. The programme is currently divided into four areas of future development across Rentenbank’s promotional lines, which have been identified as being especially worth of promotion on the basis of the social and political discourse of our time. These four areas of future development are the expansion of regional food production, the increased use of agrivoltaic systems, environmentally friendly land use including a transition phase to ecological farming, and the establishment of agroforestry and paludiculture systems. The programme supports the transformation of the agricultural and food sector to make it more sustainable. For this reason, the areas of future development are continuously being expanded and adapted. This way, new ideas and approaches to solutions is expected to be implemented more quickly in practice.

Euro is the most important currency of issuance

To fund its promotional lending business, Rentenbank raised about EUR 11.8 billion (as compared to EUR 10.7 billion in 2021) in medium- and long-term funds in the capital market in the 2022 financial year. The euro was the most important currency of issuance, accounting for 65% (as compared to 62% in 2021) of the total issuance volume, followed by the US dollar at 19% (as compared to 25% in 2021). The British pound accounted for 6% (as compared to 4% in 2021) of total issuance volume. The biggest investor groups were still commercial banks and central banks, together accounting for 84% (as compared to 74% in 2021) of the total volume placed.

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Lower operating profit

The operating profit before provision for loan losses/valuation came to EUR 157.8 million (as compared to EUR 187.7 million in 2021). Net interest income declined to EUR 268.8 million1 (as compared to EUR 285.7 million in 2021). Compared to the previous year, Rentenbank extended EUR 17.6 million more interest rate grants for its special promotional loans, which reduced the bank’s net interest income. Administrative expenses rose to EUR 112.5 million2 (as compared to EUR 90.0 million in 2021), particularly as a result of higher expenses for employee pensions and extensive IT investments. The cost/income ratio came to 36.7% (as compared to 32.9% in 2021).

Capital ratios nearly unchanged

At the end of 2022, Rentenbank’s capital ratios calculated on the basis of the EU Capital Requirements Regulation (CRR) were nearly unchanged from the previous year. The Common Equity Tier 1 capital ratio was 31.7% (as compared to 31.8% in 2021) and the total capital ratio was 31.7% (as compared to 32.0% in 2021). Both capital ratios are well above the regulatory minimum requirements applicable to Rentenbank.

__________________

1 Results from:

•	Interest income from a) lending and money market transactions and b) fixed income securities and debt register claims (in the amount of EUR 1,985.1 million in 2022)
•	Interest expenses (in the amount of EUR 1,724.9 million in 2022)
•	Current income from a) shares and other non-fixed-income securities and b) equity interest (in the amount of EUR 8.6 million in 2022)

2 Results from:

•	General administrative expenses (in the amount of EUR 101.7 million in 2022)
•	Depreciation, amortisation and impairments of intangible assets as well as property and equipment (in the amount of EUR 10.8 million in 2022)

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New Business

Promotional business		2022	2021	% Change
		(EUR million)
Special promotional loans		6,879	5,609	22.6
Of which:	Agriculture	2,024	2,452	- 17.5
	Rural Development	2,053	1,200	71.1
	Agribusiness	1,202	843	42.6
	Renewable Energy	1,573	1,066	47.6

Registered bonds / Promissory notes / Securities		4,616	4,183	10.4

Venture capital investments		30	-	-

Total new promotional business		11,525	9,791	17.7

Funding

Medium- and long-term funding		11,767	10,688	10.1
Of which:	Euro MTN	9,925	8,847	12.2
	Global bonds	1,262	1,475	- 14.4
	AUD MTN	520	356	46.1

Balance Sheet

	December 31, 2022	December 31, 2021	% Change
	(EUR million)
Total assets	97,437	95,511	2.0
Loans and advances to banks	66,007	65,082	1.4
Loans and advances to customers	7,800	7,599	2.6
Securities portfolio	15,899	15,069	5.5
Securitised liabilities	83,746	82,635	1.3

Equity reported on the balance sheet	4,763	4,723	0.8

Income Statement

	2022	2021	% Change
	(EUR million)
Net interest income	268.8	285.7	- 5.9
Administrative expenses	112.5	90.0	25.0
Preliminary operating profit before provision for loan losses/valuation	157.8	187.7	- 15.9

Cost/Income Ratio

	2022	2021	Change in percentage points
	(in %)
Cost/income ratio	36.7	32.9	3.8

Capital Ratios

	2022	2021	Change in percentage points
	(in %)
Common Equity Tier 1 capital ratio	31.7	31.8	- 0.1
Total capital ratio	31.7	32.0	- 0.3

Figures and percentages may not add up to the total provided due to rounding.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2021	0.0	1.2
1st quarter 2022	0.8	3.6
2nd quarter 2022	0.1	1.6
3rd quarter 2022	0.5	1.4
4th quarter 2022	-0.2	1.1

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) fell by 0.2% in the fourth quarter of 2022 compared to the third quarter of 2022 after adjustment for price, seasonal and calendar variations. After the German economy managed to perform well despite difficult conditions in the first three quarters of 2022, economic performance decreased slightly in the fourth quarter of 2022. In the fourth quarter of 2022, private consumption expenditure, in particular, declined compared to the third quarter of 2022.

Compared to the fourth quarter of 2021, price-adjusted GDP in the fourth quarter of 2022 increased by 0.5%, and price- and calendar-adjusted GDP by 1.1%.

Despite of rising food and energy prices, material and labor shortages and the consequences of both the Ukraine war and the ongoing COVID-19 pandemic, the German economy overall managed to perform well in 2022, with price-adjusted GDP in 2022 being 1.8% higher than in 2021 according to the second GDP estimate of the Federal Statistical Office published on January 30, 2023. This represents a slight downward revision compared to the preliminary calculations of the Federal Statistical Office published on January 13, 2023. GDP in 2022 also ended up being 0.6% higher than in 2019, the year before the COVID-19 pandemic.

Household consumption expenditure was the main driver of economic growth in Germany during 2022. In 2022, price-adjusted household final consumption expenditure increased by 4.6% compared to 2021, almost reaching the pre-COVID-19 level of 2019, due to catch-up effects after nearly all COVID-19 restrictions had been lifted in the spring of 2022. In 2022 households in particular spent more on restaurant and accommodation services as well as on recreation, entertainment and culture than in 2021. There was a 1.1% increase of government final consumption expenditure in 2022 compared to 2021, which was relatively moderate after two years of higher than normal government spending due to the COVID-19 pandemic. Despite the decrease in government expenditure to fight the COVID-19 pandemic, however, the Federal Government had to spend more in order to provide food and accommodation for persons leaving Ukraine and other countries to seek protection in Germany.

Gross fixed capital formation in construction was down a price-adjusted 1.6% in 2022 compared to 2021 as building and housing construction was affected by a lack of building materials and a shortage of skilled workers. This negative trend of gross fixed capital formation in construction was reinforced in the course of 2022 by an increasing number of cancellations of orders for commercial and private building projects as construction prices remained high and interest rates in construction rose. In contrast, gross fixed capital formation in machinery and equipment increased a price adjusted 2.5% in 2022 compared to 2021.

Compared to 2021, foreign trade increased in 2022 despite high price increases, with German exports of goods and services up a price-adjusted 3.2%, while imports increased more strongly by a price-adjusted 6.7%. Accordingly, the balance of exports and imports had a downward effect on GDP growth.

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In 2022, the total price adjusted gross value added rose by 1.8%, when compared to 2021, with some industries benefiting from catch-up effects after almost all COVID-19 restrictions were lifted in the course of 2022, while others suffered from material and skilled labor shortages. A particularly strong increase of 6.3% was recorded for other services, which include the creative and entertainment industries. Transport as well as accommodation and food services also profited from the lifting of COVID-19 restrictions. The information and communication sector continued on its long-term growth path, recording a considerable increase of 3.6% in 2022, after a slowdown in 2020, the first year of the COVID-19 pandemic. In construction, which had fared comparatively well during the COVID-19 pandemic, material and skilled labor shortages, high construction costs and worsening financing conditions led to a decline in gross value added of 2.3%. High energy prices and the continued limited availability of intermediate products impaired economic performance in manufacturing, which only increased by 0.2% in 2022. Similar to 2021, manufacturing was affected by interruptions in worldwide supply chains, especially in the first half of 2022, with the situation being further aggravated by the soaring energy prices as a consequence of the war in Ukraine.

Source: Federal Statistical Office, Gross domestic product up 1.9% in 2022, press release of January 13, 2023 (https://www.destatis.de/EN/Press/2023/01/PE23_020_811.html); Federal Statistical Office, Gross domestic product in the 4th quarter of 2022 down 0.2% on the previous quarter, press release of January 30, 2023 (https://www.destatis.de/EN/Press/2023/01/PE23_037_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2021	0.5	5.3
January 2022	0.4	4.9
February 2022	0.9	5.1
March 2022	2.5	7.3
April 2022	0.8	7.4
May 2022	0.9	7.9
June 2022	0.1	7.6
July 2022	0.9	7.5
August 2022	0.3	7.9
September 2022	1.9	10.0
October 2022	0.9	10.4
November 2022	-0.5	10.0
December 2022	-0.8	8.6

Consumer prices in Germany rose by 7.9% in 2022 on an annual average basis compared with 2021, mainly driven by extreme price rises for energy and food products since the start of the war in Ukraine. In 2021 the annual average inflation rate had been 3.1%. Monthly inflation rates (i.e., the percentage change of the consumer price index compared to the same month in the previous year) were high through the entire year of 2022 and reached the 10-percent threshold in September 2022. The highest rate was measured in October 2022 (+10.4%). The unusually high monthly inflation rates observed in 2022 were partly mitigated by governmental relief measures, such as the 9-euro ticket for public transport, the fuel discount, the abolishment of the EEG surcharge, the reduction of VAT on gas and district heating and the December immediate assistance relating to gas and district heating invoices for the month of December 2022.

The prices of energy products increased notably by 34.7% in 2022 compared to 2021, following a 10.4% increase in 2021. In 2022, consumers had to pay considerably more for household energy (+39.1%). The prices of household energy sources, such as heating oil, (+87.0%), natural gas (+64.8%) and electricity (+20.1%), rose significantly even though relief measures taken by the Federal Government temporarily reduced the increase in energy prices over the course of 2022. Motor fuel prices increased by 26.8%. Food prices also rose markedly by 13.4% in 2022 compared with 2021, with all food groups being affected by price increases on an annual average basis. Edible fats and oils prices rose by 36.2%, dairy product and egg prices increased by 19.7%, meat and meat product prices increased by 14.6% and the price of bread and cereals increased by 13.5%, when compared to 2021.

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The prices of goods (total) were up 13.5% on an annual average in 2022 compared to 2021 as a result of higher prices for non-durable consumer goods, such as energy products and food (+18.0%). The prices of services (total) increased by 2.9% in 2022 compared with 2021. Excluding energy, the annual average rate of price increase in 2022 would have been 4.9%. Excluding energy and food, the annual average rate of price increase in 2022 would have been 4.0%, which is just about half the overall inflation rate in 2022.

Overall, consumer prices increased by 8.6% in December 2022 compared to December 2021, after a 10.0% increase in November 2022 compared to November 2021. In December 2022, the rise in energy prices slowed to 24.4% after amounting to 38.7% in November 2022. A major reason for the decline was the December immediate assistance, a measure under the third relief package of the Federal Government, as a result of which a significant portion of German households did not have to pay their monthly natural gas and district heating invoices for December 2022. As a consequence, the rate of price increase for natural gas (+26.1%) was significantly lower in December 2022 than in the months before. District heating even cost 17.5% less than a year earlier. In November 2022, natural gas prices had increased by 112.2% and district heating prices by 36.6%, in each case compared to November 2021. The prices of other energy products also rose less strongly, with heating oil up by 45.0% and motor fuel by 8.9% year on year. Energy prices, however, were still 27.2% higher in December 2022 than in December 2021. Food prices did not ease either, increasing by 20.7% over the same period, with higher prices seen in all food groups in December 2022. Excluding food and energy prices, the inflation rate of December 2022 would have been 5.2%, when compared to December 2021. Excluding energy prices it would have stood at 6.8%.

In December 2022, the prices of goods (total) rose by 13.9% compared with December 2021. In addition to energy and food, consumer goods prices were up by 6.8%, including furniture and lighting equipment (+10.1%) and clothing (+5.1%). The prices of services (total) were up 3.9% in the same period, including net rents exclusive of heating expenses (+1.9%). Lower prices were observed for only a few services such as telecommunications (-1.2%).

Compared with November 2022, the consumer price index fell by 0.8% in December 2022. A major reason was the decrease in energy prices by 11.6% on a month earlier. Considerable price drops were seen for natural gas (-39.1%) and district heating (-39.6%) as a consequence of the December immediate assistance. The prices of heating oil (-12.1%) and motor fuel (-8.9%) eased as well, while electricity prices went up slightly (+0.4%). In addition, households again had to pay more for food (+0.8%). Rail tickets also became more expensive as a result of the annual adjustments of railway fares in December 2022 (+3.1%, including short-distance transport: +3.9%).

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change
(https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +7.9% in 2022, press release of January 17, 2023
(https://www.destatis.de/EN/Press/2023/01/PE23_022_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2021	3.0	3.2
January 2022	3.3	3.2
February 2022	3.2	3.1
March 2022	3.0	3.0
April 2022	3.2	3.0
May 2022	2.9	3.0
June 2022	2.9	3.0
July 2022	3.4	3.0
August 2022	3.1	3.0
September 2022	2.9	3.0
October 2022	2.9	3.0
November 2022	2.8	3.0
December 2022	2.8	2.9

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to December 2021, the number of employed persons in December 2022 increased by approximately 435,000 or 1.0%. Compared to November 2022, the number of employed persons in December 2022 remained stable, after adjustment for seasonal fluctuations.

In December 2022, the number of unemployed persons decreased by approximately 95,000 or 7.2%, compared to December 2021. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2022 was 1.30 million, which was a slight decrease of 10,900 or 0.8% as compared to November 2022.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, Employment up 1.0% year-on-year in December 2022, press release of January 31, 2023
(https://www.destatis.de/EN/Press/2023/01/PE23_040_132.html); Statistisches Bundesamt, Erwerbstätigkeit im Dezember 2022 um 1,0 % höher als im Vorjahresmonat, press release of January 31, 2023
(https://www.destatis.de/DE/Presse/Pressemitteilungen/2023/01/PD23_040_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – November 2022	January – November 2021
Trade in goods, including supplementary trade items	103.5	186.4
Services	-39.3	-3.6
Primary income	112.4	109.0
Secondary income	-56.4	-50.6
Current account	120.2	241.2

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Wichtige Posten der Zahlungsbilanz, press release of January 12, 2023 (https://www.bundesbank.de/resource/blob/887274/7f3e20845643a3d628844147f3a81ff8/mL/2023-01-12-zahlungsbilanz-anlage-data.pdf).

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Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, the German general government budgets recorded a financial deficit (net borrowing) of EUR 101.6 billion in 2022 compared to EUR 134.3 billion in 2021. Government budget relief due to the lifting of COVID-19 measures was offset by government expenditures related to the energy crisis resulting from Russia’s invasion of Ukraine, including through relief packages to address soaring energy costs and to support consumers and businesses. The central government deficit (EUR 117.6 billion) was somewhat higher in 2022 than the deficit of general government, as state government, local government and social security funds each recorded small financial surpluses. Measured as a percentage of nominal GDP, the deficit ratio of general government for 2022 was 2.6%, which is substantially lower than in 2021 (3.7%) and 2020 (4.3%).

In its recently published annual economic report (Jahreswirtschaftsbericht 2023), the Federal Government estimates that the general government gross debt ratio was 66.8% of GDP in 2022. Furthermore, the Federal Government expects the general government deficit ratio and the gross debt ratio to rise temporarily in 2023 compared to 2022 due to the budgetary funds needed to finance the protective shield and the relief measures, before declining again from 2024 onwards. In addition, the Federal Government forecasts price-adjusted GDP growth in 2023 of 0.2%.

Sources: Federal Statistical Office, Gross domestic product up 1.9% in 2022, press release of January 13, 2023
(https://www.destatis.de/EN/Press/2023/01/PE23_020_811.html); Bundesministerium für Wirtschaft und Klimaschutz, Jahreswirtschaftsbericht 2023
(https://www.bmwk.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2023.pdf?__blob=publicationFile&v=8), pages 19, 85, 123.

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Other Recent Developments

Germany’s Response to Russia’s Invasion of Ukraine

In order to dampen the effect of the increase in energy costs for households and companies, two laws were recently passed providing for: (i) a one-off payment to consumers of their natural gas and district heating invoice through their utility companies in December 2022 (referred to as “December immediate assistance” in the foregoing); and (ii) supplemental monthly payments to companies (as of January 2023) and consumers (as of March 2023, with retroactive effect for January and February 2023) through their utility companies, initially until the end of 2023, but potentially to be extended until the end of April 2024, measured based on the difference between the contractually agreed natural gas or district heating price and corresponding maximum prices set by the Federal Government. The laws grant affected utility providers claims against the Federal Republic of Germany for compensatory payments in connection with these support payments to customers.

In December 2022, following approval by the European Commission under EU state aid rules, the Federal Government acquired approximately 99% of the share capital of energy company Uniper SE (“Uniper”) with a view to securing the energy supply in Germany. Unless otherwise approved by the European Commission, the Federal Government is obligated to reduce its stake in Uniper to a maximum of 25% plus one share by 2028 at the latest. The stabilization measure will be financed by the Economic Stability Fund (Wirtschaftsstabilisierungsfonds, WSF), which, as previously disclosed, was reactivated in October 2022 and set up to alleviate the consequences of the energy crisis. Uniper provides critical energy infrastructure in Germany and plays a key role in the supply of electricity and natural gas. As a result of Russia’s invasion of Ukraine and the subsequent halt in the supply of Russian natural gas to Germany, Uniper faced existential difficulties, which resulted in the Federal Government deciding on support measures in July 2022, which were adapted to further developments in September 2022.

Sources: Bundesministerium der Finanzen, Soforthilfe Dezember: Erdgaslieferanten und Wärmeversorger können Erstattungsanträge ab sofort stellen, press release of November 17, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/11/2022-11-17-erstattungsantraege-soforthilfe-dezember.html); Bundesministerium der Finanzen, Bundesministerium für Wirtschaft und Klimaschutz, Antragstellung für Erstattungsanträge der Versorger für Vorauszahlung der Gas- und Wärmepreisbremse startet, joint press release of January 9, 2023
 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2023/01/2023-01-09-antragstellung-fuer-vorauszahlung-der-gas-und-waermepreisbremse-startet.html); Bundesministerium der Finanzen, Bundesministerium für Wirtschaft und Klimaschutz, Einstieg des Bundes bei Energieversorger Uniper SE vollzogen, joint press release of December 22, 2022
(https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/12/2022-12-22-einstieg-bund-bei-uniper-vollzogen.html).

EU Response to Russia’s Invasion of Ukraine

EU Member States are continuing to work together to address high energy prices and secure energy supplies for Europeans. Most recently, in December 2022, the EU energy ministers reached a political agreement on a proposal for a Council regulation establishing a market correction mechanism to protect citizens and the economy against excessively high natural gas prices. The regulation is a temporary emergency measure that aims to limit episodes of excessive natural gas prices that do not reflect world market prices, while ensuring security of energy supply and the stability of financial markets. The EU Member States have agreed that the mechanism will apply to month-ahead, three months-ahead and year-ahead derivative contracts as of February 15, 2023, and can be deactivated or suspended following pre-defined rules in the regulation.

Source: European Council, Council of the European Union, Energy prices and security of supply, accessed on January 30, 2023
(https://www.consilium.europa.eu/en/policies/energy-prices-and-security-of-supply/).

Monetary Policy

On February 2, 2023, the Governing Council of the European Central Bank (“ECB”) decided to raise the three key ECB interest rates by 50 basis points to 3.00% (main refinancing operations), 3.25% (marginal lending facility) and 2.50% (deposit facility) with effect from February 8, 2023. The Governing Council also announced that it expects to raise the key ECB interest rates by another 50 basis points at its next monetary policy meeting in March 2023. Furthermore, the Governing Council stated that interest rates will have to continue to rise significantly at a steady pace to reach levels that are sufficiently restrictive to ensure a timely return of inflation to the 2% medium-term target. According to the Governing Council, keeping interest rates at restrictive levels will over time reduce inflation by dampening demand and will also guard against the risk of a persistent upward shift in inflation expectations.

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The Governing Council also announced its decision on the detailed modalities for reducing the Eurosystem’s holdings of securities under the asset purchase program (“APP”). As communicated in December 2023, the APP portfolio will decline by EUR15 billion per month on average from the beginning of March 2023 until the end of June 2023, and the subsequent pace of portfolio reduction will be determined over time. Partial reinvestments will be conducted broadly in line with current practice. In particular, the remaining reinvestment amounts will be allocated proportionally to the share of redemptions across each constituent program of the APP and, under the public sector purchase program (PSPP), to the share of redemptions of each jurisdiction and across national and supranational issuers. For the Eurosystem’s corporate bond purchases, the remaining reinvestments will be tilted more strongly towards issuers with a better climate performance. The Governing Council stated that, without prejudice to the ECB’s price stability objective, this approach will support the gradual de-carbonization of the Eurosystem’s corporate bond holdings, in line with the goals of the Paris Agreement.

With respect to the pandemic emergency purchase program (“PEPP”), the Governing Council stated that it intends to reinvest the principal payments from maturing securities purchased under the PEPP until at least the end of 2024.

In December 2022, the Governing Council announced that it will also review its operational framework for steering short-term interest rates by the end of 2023, which should provide information regarding the endpoint of the balance sheet normalization process.

Sources: European Central Bank, Monetary policy decisions, press release of February 2, 2023
(https://www.ecb.europa.eu/press/pr/date/2023/html/ecb.mp230202~08a972ac76.en.html); European Central Bank, ECB decides on detailed modalities for reducing asset purchase programme holding, press release of February 2, 2023 (https://www.ecb.europa.eu/press/pr/date/2023/html/ecb.pr230202~1a4ecbe398.en.html); European Central Bank, Monetary policy decisions, press release of December 15, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.mp221215~f3461d7b6e.en.html).

Monetary Integration

On January 1, 2023, the Republic of Croatia became the 20th EU Member State to join the euro area.

Source: European Central Bank, Croatia (since 1 January 2023) (https://www.ecb.europa.eu/euro/changeover/croatia/html/index.en.html).

General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease Prevention and Control (“ECDC”), at the end of the week ending January 29, 2023 (“week 4”), reported data showed a continued overall improvement in the epidemiological situation in the EU and the European Economic Area (“EU/EEA”). Following the substantial increases in transmissions and severe outcomes observed during December 2022 in both the general population and long-term care facilities, pooled rates of case notification (all ages and among those aged 65 years and above), intensive care unit admissions, hospital admissions, and deaths related to COVID-19 have declined to the lowest levels observed in the past 12 months. The vaccination rate in the population in EU/EEA countries has remained more or less unchanged over the past months, with mainly second booster doses being administered. Of the total population in EU/EEA countries as of the end of week 4, 73.0% had been fully vaccinated, i.e., received a primary course of vaccinations, 54.7% had received a first booster dose and 13.9% had received a second booster dose, whereas 75.6% had received at least one vaccination dose.

In Germany, COVID-19 infection rates in week 4 have increased compared to the previous week. The number of persons with symptoms of an acute respiratory infection infected with COVID-19 are estimated to be in the range of 200,000 to 400,000. Overall, the current threat to the German population posed by COVID-19 is estimated to be moderate. The share of infections attributable to the Omicron subline BA.5, which has been dominant in Germany since mid-June and has nearly replaced other virus variants, declined to 70% in the week ending January 22, 2023, while the share of certain sub-variants of BA.5, classified as sub-variants under monitoring by the World Health Organization, increased in the week ending January 22, 2023. At 6%, a further, low-level increase in the recombinant XBB.1.5, which is wide-spread in the United States, was observed in Germany. The vaccination rate in the German population has remained more or less unchanged over the past months, with mainly second booster doses being administered. Of the total German population, 76.4% had been fully vaccinated, 62.6% had received a first booster dose and 15.1% a second booster dose, whereas 77.9% had received at least one vaccine dose as of February 6, 2023.

Sources: European Centre for Disease Prevention and Control, Country overview report: week 4 2023, produced on February 2, 2023
(https://www.ecdc.europa.eu/en/covid-19/country-overviews); Robert Koch Institut, Wöchentlicher Lagebericht des RKI zur Coronavirus-Krankheit-2019 (COVID-19), February 2, 2023 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2023-02-02.pdf?__blob=publicationFile); Bundesministerium für Gesundheit, Impf-Dashboard, as of February 7, 2023 (https://impfdashboard.de/).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Nikola Steinbock
Name: Nikola Steinbock
Title: Chairwoman of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: February 8, 2023

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